SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Laura L. Frazier
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 427,490
(6) Shared voting power 18,247,304
(7) Sole dispositive power 427,490
(8) Shared dispositive power 18,247,304
(9)	Aggregate amount beneficially owned by each reporting person 18,674,794
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 11.1%
(12)	Type of reporting person (see instructions) IN

CUSIP NO. 115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Catherine Amelia Frazier Joy
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 493,320
(6) Shared voting power 18,293,672
(7) Sole dispositive power 493,320
(8) Shared dispositive power 18,293,672
(9)	Aggregate amount beneficially owned by each reporting person 18,786,992
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 11.1%
(12)	Type of reporting person (see instructions) IN

Item 1(a)	and 1(b). Name of Issuer and Address of Issuer’s Principal Executive Offices:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Item 2(a).	Names of persons filing:

The persons reporting on this Schedule 13G are Laura L. Frazier and Catherine Amelia Frazier Joy.

Item 2(b).	Address of principal business office or, if none, residence:

Principal Business Address of Laura L. Frazier:   731 E. Main Street

                                                                         Louisville, Kentucky

                                                                         40202

Principal Business Address of Catherine Amelia Frazier Joy:   P.O. Box 640

                                                                                                      Goshen, Kentucky

                                                                                                      40026

Item 2(c).	Citizenship: Each reporting person is a U.S. citizen.

Item 2(d).	Title of class of securities: Brown-Forman Corporation Class A Common Stock

Item 2(e).	CUSIP No.: 0115637-10-0

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [    ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [    ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [    ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [    ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [    ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) [    ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) [    ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) [    ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [    ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The Class A Common Stock beneficially owned by each reporting person as of December 31, 2016 is as follows:

Reporting Person	Number of Shares Owned
Laura L. Frazier:	Beneficially Owned:	18,674,794
	Percent of Class:	11.1%
	Sole Voting Power:	427,490
	Shared Voting Power:	18,247,304
	Sole Dispositive Power:	427,490
	Shared Dispositive Power:	18,247,304
Catherine Amelia Frazier Joy:	Beneficially Owned:	18,786,992
	Percent of Class:	11.1%
	Sole Voting Power:	493,320
	Shared Voting Power:	18,293,672
	Sole Dispositive Power:	493,320
	Shared Dispositive Power:	18,293,672

Laura L. Frazier and Catherine Amelia Frazier Joy have agreed in principle to act together, through the formation of Avish Agincourt, LLC, for the purpose of voting and holding equity securities of the Issuer. Therefore, for purposes of this Schedule 13G, each may be deemed to have acquired beneficial ownership of the equity securities of the Issuer beneficially owned by each of the other Reporting Persons. As of December 31, 2016, the aggregate beneficial ownership of the undersigned Reporting Persons is 19,253,482 shares of Class A Common Stock, or 11.4% of the issued and outstanding Class A Common Stock of the issuer. Avish Agincourt, LLC has filed a separate Schedule 13G to report its beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Each of the undersigned is a party to the Operating Agreement of Avish Agincourt, LLC, a Delaware limited liability company (the “LLC”) and has agreed to act together for the purpose of voting and holding equity securities of the Issuer. The LLC holds in the aggregate 18,208,304 shares (LLC Shares), or 10.8%, of the issued and outstanding Class A Common Stock of the Issuer. The LLC has the right to receive the dividends and the proceeds of sale from the LLC Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2017

/s/ Catherine Amelia Frazier Joy
Catherine Amelia Frazier Joy

/s/ Laura L. Frazier
Laura L. Frazier

AGREEMENT AMONG REPORTING PERSONS

The undersigned hereby agree as follows:

1. Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 7, 2017

/s/ Catherine Amelia Frazier Joy
Catherine Amelia Frazier Joy

/s/ Laura L. Frazier
Laura L. Frazier